UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 001-40397

FLORA GROWTH CORP.
(Exact name of registrant as specified in its charter)

198 Davenport Road
Toronto, Ontario M5R 1J2, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ◻ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Change of Director

Resignation of Stan Bharti

On August 5, 2021, Mr. Stan Bharti resigned from his position as a director of the board of directors (the “Board”) of Flora Growth Corp. (the “Company”), effective immediately. The resignation is furnished with this report as Exhibit 99.1.
Appointment of Annabelle Manalo-Morgan
Effective on August 12, 2021, the Board appointed Dr. Annabelle Manalo-Morgan as a director of the Board to fill the vacancy created by the resignation of Mr. Bharti. Dr. Manalo-Morgan will serve as a director until the Company’s next annual meeting of shareholders and until her successor shall have been elected and qualified, subject to her earlier death, resignation, retirement, disqualification or removal.
Dr. Manalo-Morgan is the Founder and Chief Executive Officer of Manalo Holdings, LLC, a scientific consulting firm; the Founder and Chief Scientific Officer of Masaya Medical, a cannabis company focused on pharmaceutical innovation, education and clinical research; and a scientific advisor for Medolife, Inc., a scientific solutions company utilizing quantum physics and innovative technology. Dr. Manalo-Morgan also previously served as the Chief Scientific Officer of Tikun Olam, a global medical cannabis brand pioneering agriculture, treatment and clinical research. Dr. Manalo-Morgan currently serves on the board of American Society of Cannabis Medicine and International Center for Cannabis Therapy.
There are no arrangements or understandings between Dr. Manalo-Morgan and any other person pursuant to which Dr. Manalo-Morgan was appointed as a director of the Company and there are no family relationships between Dr. Manalo-Morgan and any director or officer of the Company. The Company has determined that Dr. Manalo-Morgan is independent under the applicable rules of the Securities and Exchange Commission (the “SEC”) and NASDAQ.
Since the beginning of the Company’s last fiscal year, the Company has not engaged in any transaction, or any currently proposed transaction, in which Dr. Manalo-Morgan had or will have a direct or indirect material interest that would require disclosure pursuant to Item 404(a) of Regulation S-K promulgated by the SEC.
Dr. Manalo-Morgan is expected to participate in the standard director compensation arrangements described under the section entitled “Executive Compensation—Compensation of our Directors” in the Company’s prospectus, dated, May 10, 2021, filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, which is deemed to be part of the Company’s Registration Statement on Form F-1 (File No. 333-252996).
Issuance of Press Release
On August 12, 2021, the Company issued a press release announcing it has appointed Dr. Manalo-Morgan to its Board, following the resignation of Mr. Bharti as a member of the Board. The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.
Exhibit Index
Exhibit 99.1	Mr. Stan Bharti Resignation Letter, effective as of August 5, 2021.

Exhibit 99.2	Press Release dated August 12, 2021.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORA GROWTH CORP.

By:	/s/ Luis Merchan
Name: Luis Merchan
Title: Chief Executive Officer

Date: August 12, 2021